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Exhibit 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Year ended December 31,
	2000	2001	2002	2003
Earnings before minority interests and income taxes	$45,965	$34,080	$29,144	$26,646
Equity in undistributed earnings of unconsolidated companies	(2,995)	(2,410)	(2,142)	(2,275)
Add back dividends received	—	—	—	—

Total earnings before income taxes	$42,970	$31,670	$27,002	$24,371

Fixed charges:
Interest	$23,770	$20,403	$21,691	$22,549
Amortization of finance costs	892	1,152	1,617	3,280

Total interest	24,662	21,555	23,308	25,829
Interest factor of rent expense	336	403	369	455

Total fixed charges	24,998	21,958	23,677	26,284
Capitalized interest	331	882	1,271	1,795

Fixed charges (excluding capitalized interest)	$24,667	$21,076	$22,406	$24,484

Earnings before fixed charges (excluding capitalized interest) and income taxes	$67,637	$52,746	$49,408	$48,860

Ratio of earnings to fixed charges	2.7	2.4	2.1	1.9

80

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ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES Computation of Ratios of Earnings to Fixed Charges (Dollars in thousands, except ratios)